EXHIBIT 99.1

Snow Lake Lithium Initiates First Phase of Pre-Feasibility Study

MANITOBA, CAN, February 1st, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), has engaged SLR Consulting Canada ( https://www.slrconsulting.com ) to complete an Initial Assessment (IA) and Technical Report Summary (TRS) of Snow Lake’s Lithium Properties per the S-K 1300 standard of disclosure.

The IA is an introductory engineering study which will provide critical information and framework leading into a Pre-Feasibility Study (PFS).

Picture 01: Driving the ice road to the project

In June 2021 Frank Hrdy of CanMine Consultants provided the Company a completed Technical Report to the NI 43-101 standard of disclosure. This report was dated June 10, 2021 (The Technical Report). The Technical Report was later reviewed by SLR and CanMine to provide the Company with a Report converted to the S-K 1300 TRS standard of disclosure.

SLR was also engaged (See Dec 15 2021: Snow Lake Lithium Engages SLR on Environmental Baseline Program) to provide the Company with the parameters for a baseline environmental study that will be conducted over the following next two year. Data collected during the baseline study will become the foundation of the environmental permitting process with the Province of Manitoba.

CEO Philip Gross stated, “We are very excited to further this relationship with SLR and have them lead this undertaking in delivering our Initial Assessment. This is the first step towards our Pre-Feasibility study and ultimately our Definitive Feasibility Study. SLR have demonstrated not only a dedication towards professional excellence but a unique understanding of lithium and a strong familiarity with the province. We look forward to working with them to facilitate our accelerated trajectory in building North America’s first full renewable and fully electric lithium mine.”

Jason Cox, IA project lead for SLR stated “With the rising demand for lithium in the world, and the increasing scrutiny on the carbon footprint of the raw materials in manufacturing, Snow Lake’s potential to provide carbon free, conflict free lithium by operating a fully electric lithium mine running on renewable power is a fantastic opportunity we are eager to be a part of.”

Photo 02 – Beautiful Snow Lake, Manitoba

About SLR

SLR is a world-leading mining advisory business with teams in Toronto, Denver, and London. SLR’s core Mining Advisory services include geological, mining, metallurgical, tailings, and environment consultants who have provided expertise and advice to clients around the world for more than 35 years. The team ensures our clients have access to a comprehensive suite of services. This extends through the lifecycle of projects commencing with value creation in exploration programs, resource estimation, and preliminary environment/social assessments to value recognition through reserve development, including transactional support and decision making. A key aspect of our services is tailings, environmental and social risk/liability assessment and management, including ESG and climate change challenges.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 21,703-acre site that has only been 3% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium